UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note.

Avino Silver & Gold Mines Ltd. is providing this information in connection with the reporting of its change in auditor pursuant to Section 4.11 of National Instrument 51-102- Continuous Disclosure Obligation as filed with the Canadian Securities Administrators on Sedar.

This Form 6-K, including exhibits 10.1, 10.2 and 10.3 attached hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration file numbers 333-252081 and 333-226963) and Form S-8 (Registration file number 333-195120) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits:

10.1	Notice of Change in Auditor
10.2	Letter from Manning Elliott LLP, Chartered Professional Accountants
10.3	Letter from Deloitte LLP, Chartered Professional Accountants

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: August 11, 2022	By:	/s/ Jennifer Trevitt
Jennifer Trevitt, Corporate Secretary

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